ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

February 28, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pentair plc —Amendment No. 1 to Registration Statement on

Form S-4 (Registration No. 333-192961)

Ladies and Gentlemen:

For the purpose of registering under the Securities Act of 1933, as amended, ordinary shares, nominal value $0.01 per share (the “Shares”), of Pentair plc, an Irish public limited company (the “Company”), we are transmitting for filing Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), with exhibits, relating to the proposed issuance of the Shares in connection with the merger of Pentair Ltd., a company organized under the laws of Switzerland (“Pentair”), with and into the Company.

The Company is filing Amendment No. 1 in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated January 13, 2014, with respect to the Registration Statement (the “Comment Letter”). The Company has previously provided the Staff with a memorandum setting forth its responses to comments 1, 2 and 3 contained in the Comment Letter. In connection with the filing of Amendment No. 1 to the Registration Statement, the Company has provided the Staff with a memorandum setting forth its responses to the remainder of the Staff’s comments in the Comment Letter, a copy of which is filed herewith.

The Registration Statement has been revised for the purpose of (i) responding to all of the Staff’s comments set forth in the Comment Letter, (ii) including updated financial and other information set forth in Pentair’s Annual Report on Form 10-K for the year ended December 31, 2013, (iii) filing certain exhibits to the Registration Statement, (iv) including information concerning Pentair’s annual and extraordinary general meetings of shareholders and (iv) making general updates.

We are sending to the Staff by overnight courier five courtesy copies of (i) a clean version of Amendment No. 1 to the Registration Statement, (ii) a marked version of Amendment No. 1 to the Registration Statement reflecting changes to the Registration Statement as filed on December, 19, 2013 and (iii) the memorandum setting forth the Company’s responses to the remainder of the Staff’s comments.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

February 28, 2014

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Lageson

Pentair Ltd.

Benjamin F. Garmer, III

Jason M. Hille

Foley & Lardner LLP